

**PUBLIC**

16012226

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**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-37788 |



## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2015** (MM/DD/YY) AND ENDING **DECEMBER 31, 2015** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST FLORIDA SECURITIES, INC.**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**11660 NIGHT HERON DRIVE**
(No. and Street)

| NAPLES | FLORIDA | 34119 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**DENNIS SCHROEDER** **(239) 596-2806**
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**OHAB AND COMPANY, PA**
(Name - *if individual, state last, first, middle name*)

| 100 E. SYBELIA AVENUE, SUITE 130, MAITLAND | FLORIDA | 32751 |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, **DENNIS SCHROEDER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FIRST FLORIDA SECURITIES, INC.**, as of **DECEMBER 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

**CEO**

Title

Public Notary 2-23-16



AMY J VAUGHAN
MY COMMISSION # FF215624
EXPIRES March 31, 2019


This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST FLORIDA SECURITIES, INC.

## FINANCIAL STATEMENTS

## FOR YEAR ENDED DECEMBER 31, 2015

FIRST FLORIDA SECURITIES, INC.

FINANCIAL STATEMENTS

FOR YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS



**hab and Company, P.A.**

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Management
First Florida Securities, Inc.

We have audited the accompanying statement of financial condition of First Florida Securities, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of First Florida Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Florida Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I and II have been subjected to audit procedures performed in conjunction with the audit of First Florida Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Florida Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ohab and Company, PA*

Ohab and Company, PA
Maitland, Florida
February 19, 2016

FIRST FLORIDA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

| | |
|---|---|
| **ASSETS** | |
| **Assets** | |
| Cash and cash equivalents | $ 40,009 |
| Management fees Receivable | 1,476 |
| Total assets | $ 41,485 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Liabilities** | |
| Accounts payable and accrued liabilities | 955 |
| Total liabilities | 955 |
| **Stockholder's Equity** | |
| Common stock, voting. $1 par value per share, 7,500 shares authorized, 100 issued and outstanding | 100 |
| Additional paid-in capital | 149,000 |
| Accumulated deficit | (108,570) |
| Total stockholder's equity | 40,530 |
| Total Liabilities and stockholder's equity | $ 41,485 |

The accompanying notes are an integral part of these financial statements.

**FIRST FLORIDA SECURITIES, INC.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | |
|---|---|
| **Revenues** | |
| Commissions and fees | $ 5,588 |
| Other Revenue | 210,898 |
| Interest Earned | 8 |
| **Total revenues** | $ 216,494 |
| | |
| **Costs and expenses** | |
| Commissions | $ 157,556 |
| Registrations | 8,357 |
| Consulting | 18,550 |
| Operating expenses | 14,997 |
| **Total expenses** | 199,460 |
| **Income(Loss)** | $ 17,034 |

**The accompanying notes are an integral part of these financial statements.**

## FIRST FLORIDA SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2015

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| **Balances, December 31, 2014** | $ 100 | $ 139,000 | $ (125,604) | $ 13,496 |
| Capital contributions | | 10,000 | | 10,000 |
| Net income (loss) | | | 17,034 | 17,034 |
| **Balances, December 31, 2015** | $ 100 | $ 149,000 | $ (108,570) | $ 40,530 |

**The accompanying notes are an integral part of these financial statements.**

**FIRST FLORIDA SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net Income ( Loss) | $ | 17,034 |
| Adjustments to reconcile net income to net cash flows from operating activities: | | |
| Changes in operating assets and liabilities | | |
| Brokers receivables | | (1,476) |
| Accounts payable | | (225) |
| **Net cash provided by operating activities** | $ | 15,333 |
| **Cash flows from financing activities:** | | |
| Capital contributions | | 10,000 |
| **Net cash provided by financing activites** | $ | 10,000 |
| **Net (decrease) increase in cash and cash equivalents** | | 25,333 |
| **Cash and cash equivalents at beginning of period** | | 14,676 |
| **Cash and cash equivalents at end of period** | $ | 40,009 |

**The accompanying notes are an integral part of these financial statements.**

## Note 1 – Summary of Significant Accounting Policies

*Nature of Business*

First Florida Securities, Inc. (Company) is a Florida corporation formed on March 17, 1987 to engage in business as a broker-dealer. The company's primary business activity is marketing investment partnerships. The company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

*Cash and Cash Equivalents*

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2015, the Company had no uninsured cash balances.

*Income Taxes*

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2015, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

Effective October 1, 2009, the Company was required to adopt the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended December 31, 2012-2014 are subject to the examination by the related taxing authorities, generally for three years after they are filed.

*Commission Income*

The company earns commissions from the sale of private placements and are recognized as earned.

*Other Revenue-Private Placements*

Other revenue includes fees from the sale of private placements and are recognized when earned.

*Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies (continued)

*Business Concentrations*

The Company earned revenue from one client that accounted for approximately 90% of total commissions for the year ended December 31, 2015.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2015, the Company had excess net capital of $33,451 and a net capital ratio of .0249 to 1.

Note 3 – Income taxes

As of December 31, 2015, the Company has approximately ($49,966) of net operating loss (NOL) carry-forward for federal and state income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The NOL decreased by $17,034 for the year ended December 31, 2015.

Deferred tax assets:

| | |
|---|---|
| Net operating loss carry forward | ($49,966) |
| Valuation allowance for net deferred tax assets | <u>($49,966)</u> |

As of December 31, 2015, the Company does not have any unrecognized tax benefits in its financial statements. During the year ended December 31, 2015, the company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after respective filing deadlines of those returns, therefore, the company's tax returns from 2012-2014 remain open for examination.

Note 4 – Commitments and contingencies

The Company does not have any accrued commitments or contingencies.

Note 5 – Subsequent events

In accordance with the *subsequent events* topic of the FASB Accounting Standards Certification No. 855 (FASB ASC 855), the Company has evaluated those events and transactions that occurred from January 1, 2016 through February 19, 2016, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

**SCHEDULE I**
**FIRST FLORIDA SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)**
**AS OF DECEMBER 31, 2015**

**Computation of basic net capital requirements:**

| | | |
|---|---|---|
| Stockholder's equity | $ | 40,530 |
| Deductions and/or changes: | | |
| Non-allowable assets | | 1,476 |
| Undue concentration haircut | | 603 |
| **Total deductions and/or** | | 2,079 |
| **Net Capital** | $ | 38,451 |
| **Minimum net capital requirement:** | | |
| 6 2/3% of total aggregate indebtedness ($ 955) | | 64 |
| Minimum dollar net capital for this broker-dealer ($5,000) | | 5,000 |
| **Net capital requirement (greater of above two)** | $ | 5,000 |
| **Excess net capital** | $ | 33,451 |

**There are no material discrepancies existing between the above computation and the computation included in the company's corresponding unaudited Focus Part IIA of Form X 17a-5 filing as December 31, 2015. Accordingly, no reconciliation is deemed necessary.**

**SCHEDULE II**
**FIRST FLORIDA SECURITIES, INC.**
**COMPUTATION OF AGGREGATE INDEBTEDNESS**
**UNDER RULE 17a-5 OF THE SEC**
**AS OF DECEMBER 31, 2015**

**Total Aggregate Indebtedness:**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 955 |
| **Aggregate Indebtedness** | **$ 955** |

| | |
|---|---|
| **Ratio of aggregate indebtedness to net capital** | **.0249 to 1** |


hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
First Florida Securities, Inc.

We have reviewed management's statements, included in the accompanying First Florida Securities, Inc. Exemption Report, in which (1) First Florida Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Florida Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) First Florida Securities, Inc. stated that First Florida Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Florida Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Florida Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 19, 2016

 *First Florida Securities, Inc.*

5621 Strand Boulevard • Suite 112 • Naples, FL 34110 • (239) 596-2600 • Fax: (239) 596-5317 • www.firstfloridasecurities.com

February 9, 2016

Ohab & Company, P.A.
100 E. Sybelia Avenue
Suite 130
Maitland, FL 32751

To whom it may concern:

First Florida Securities, Inc. identifies SEC Rule 15c3-3(k)(2)(i) under which we claim exemption from SEC Rule 15c3-3.

First Florida Securities, Inc. met the identified exception for the entire period January 1 Through December 31, 2015.

Sincerely,

Dennis Schroeder
Chairman & CEO
First Florida Securities, Inc.
239-596-2600